June 16, 2014

VIA EDGAR

Karen Rosotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	EntrepreneurShares Series Trust Post Effective Amendment No. 13 and Amendment No. 16 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436)

Dear Ms. Rosotto:

On behalf of our client, EntrepreneurShares Series Trust, and its series, the Entrepreneur Large Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”). The comments were provided by Karen Rosotto on June 3rd, 2014 in a conversation with myself, Stowell R.R. Kelner of Clapp Kelner PLLC. The numbered items set forth below repeat (in bold) the comments of the Staff, as reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Stow Kelner at 1-978-831-3190. As appropriate, the Fund has amended the Registration Statement, including the Prospectus and the Statement of Additional Information, in response to these comments. Please note we expect to also submit an acceleration request immediately after all Staff comments are cleared and therefore would appreciate an expedited review.

(General)

●	There appears to be a tension between what most investors may think of as an entrepreneurial company, which typically are thought of as micro, small or mid-size, and the Fund’s focus on large cap companies. Please explain.

RESPONSE: The Fund understands most investors may hold this view, but this is precisely Dr. Shulman’s core investment insight. That is, driven by his academic research, he believes that entrepreneurial characteristics in management, of whatever size companies, tend to eventually drive higher stock valuations. He believes that his ability to analyze and identify such characteristics supports the business viability of a Large Cap fund of this type.

(Prospectus)

●	In “Summary Information,” in the Fee Table. This table should disclose actual estimated fees before application of any fee waiver. The current disclosure shows the fees after application of the fee waiver.

RESPONSE: Agree. The Other Expenses line item has been amended to reflect a good faith estimate of actual fees and additional line items called Fee Waivers and/or Reimbursements and Total Annual Fund Operating Expenses After Fee Waiver and/or Reimbursements have been included to reflect the application of the fee waiver.

●	In “Summary Information”, in the Fee Table. The footnote should be amended to replace “the first 12 months” with “ the current fiscal year”

RESPONSE: Agree. The disclosure has been amended as requested.

●	In “Principal Investment Strategies.” Please modify language to add “net” before “assets” and “(plus any borrowing for investment purposes)” after “assets” to comply with Rule 35d-1.

RESPONSE: Agree. The disclosure has been amended as requested.

●	In “Principal Investment Strategies.” Rule 35d-1 holds funds that use the term “large cap” to a rigorous 80% investment requirement. Broad discretion to depart from this standard during the life of the Fund and during the “ramp up period” is inconsistent with this requirement.

RESPONSE: Agree. We will amend the disclosure to delete investment discretion beyond what is permitted under Rule 35d-1. Rule 35d-1 requires investment companies to comply with the 80% investment requirement “under normal circumstances.” This provides funds some flexibility to appropriately manage their portfolios. Therefore, the Fund will comply with the 80% standard except when required by limited appropriate circumstances, such as a temporary defensive position or unusually large cash inflows or redemptions or during a limited ramp up period of no longer than 6 months.

The following sentence will be added to Principal Investment Strategies: “The Fund will comply with the 80% investment requirement under normal circumstances except when taking a temporary defensive position to avoid losses in response to adverse market, economic, political or other conditions or in other limited appropriate circumstances such as when there are unusually large cash inflows or redemptions, or during the “ramp-up” period (which will not last longer than 6 months).”

●	In “Principal Investment Strategies.” Please support your reasonable definition of “large cap” by reference to all pertinent references, such as industry indices, classifications used by mutual fund rating organisations and definitions in the financial press.

RESPONSE: While it is true that some members of the industry have increased the market cap threshold amount for what qualifies as a large cap company, over $5 billion is still a very commonly used definition in the financial services industry, particularly as the term mega cap is increasingly used for the very large market cap companies:

S&P 500. S&P 500 is a common proxy for large cap. For example, the academic paper “The Behavior of Small Cap vs. Large Cap Stocks in Recessions and Recoveries: Empirical Evidence for the United States and Canada” by Lorne Switzer in the North American Economic Journal of Economics and Finance uses the S&P 500 as is comparative large cap portfolio. Among other liquidity measures, the S&P 500 inclusion criteria includes market cap of over $4 billion.

CRSP Large Cap Index From the current website: http://www.crsp.com/products/investment-products/crsp-us-large-cap-index

“The CRSP US Large Cap Index includes U.S. companies that comprise the top 85% of investable market capitalization.” For the quarter ending March 31st, 2014 the smallest market cap company in the index was $5,388,757,200 (from the fact sheet at the CRSP website). While some may regard this as a mid to mega index, we note that its name is “Large Cap.”

Morningstar. While Morningstar uses a flexible definition of large cap (i.e., large cap is the group that accounts for 70% of the capitalization of each geographic area), some Morningstar research still uses the $5 billion definition. For example, from Morningstar Stock Research “The Perfect Mix of Large, Mid- and Small Cap Stocks” ...large-cap stocks are typically mature, established companies with market caps in excess of $5 billion…” http://www.morningstar.com/products/pdf/MGI_StockResearch.pdf

Common usage. About.com, Investorwords.com, biz.yahoo.com, sharebuilder.com all use the $5 billion large cap threshold.

Competitors. The AlphaMark Large Cap Growth Fund (AMLCX) and the Nationwide Large Cap Growth Fund (NWGLX) both use the $5 billion large cap threshold.

Financial Press. Ben Levisohn of the Wall Street Journal writes, in his 2011 article “Why Large Caps Look Good,” Large-cap stocks, generally defined as shares of companies valued at more than $5 billion, have been out of favor for much of the past decade. http://online.wsj.com/news/articles/SB10001424052748703951704576092372085900058

We have added references in “Principal Investment Strategies” to industry sources that use the $5 billion threshold.

●	In “Principal Investment Strategies.” If options are included in 80% test they should be valued at market and not notional value.

RESPONSE: Agree. This will be disclosed at the end of the first paragraph under Principal Investment Strategies.

●	In “Principal Investment Strategies.” If ADRs are included in 80% test they should be tied economically to the United States.

RESPONSE: Agree. This will be disclosed at the end of the first paragraph under Principal Investment Strategies.

●	In “Principal Investment Strategies.” Please include additional detail in a second paragraph setting out what “entrepreneurial” means in this context.

RESPONSE: Agree. The requested change has been made. The Trust has added the following to the second paragraph to Principal Investment Strategies: “The portfolio manager presumes that company managers with better entrepreneurial vision will select more efficient and economically effective growth vehicles, without taking on undue risk. This trait might be represented by superior growth characteristics compared to other non-entrepreneurial peer companies in the same industry. These characteristics include: (i) more organic growth; (ii) more strategic alliances/partnerships/licensing deals; (iii) lower debt levels; (iv) lower or no dividends; and (v) higher sales turnover (sales divided by total assets).”

●	In “Principal Investment Strategies -- (last paragraph)” – Please provide a Plain English description of “value potential”

RESPONSE: Agree. Value potential simply means the likelihood that a company’s stock price will continue to increase by a significant amount. The Fund will revise the disclosure.

●	In “Principal Risks of Investing in the Fund” As a general matter, please streamline the disclosure to reflect the pure risks and move any definitional or marketing language up to Principal Strategy Section.

RESPONSE: Agree. Multiple changes have been made to streamline the Risk section by removing or moving definitional or marketing language.

●	In “Principal Risks of Investing in the Fund-- Quantitative Investment Approach” please provide a further explanation of the “quantitative models” as discussed in Item 9

RESPONSE: Agree. The disclosure has been modified to add “ ...using factors that are indicia of entrepreneurial behavior such as low executive turnover, low debt, low SGA expense, and others as set out in detail in Investment Objective and Investment Strategies -- Portfolio Manager Investment Philosophy below. “

●	In “Principal Risks of Investing in the Fund – Market Risk” Decreased liquidity is not a relevant risk for this fund

RESPONSE: Agree. The Fund will delete this reference.

●	In “Principal Risks of Investing in the Fund – ADR Risk” – If the fund invests in unsponsored ADRs please disclose the risks associated therewith.

RESPONSE: The Fund does not invest in unsponsored ADRs and will amend the disclosure to state this.

●	“Performance” – If interim performance data (i.e., more frequently than annual) is made available to investors that fact should be disclosed here.

RESPONSE: Agree. The Fund will add the following disclosure: “... or if this information is produced for investors more frequently, it will be provided on an interim basis.”

●     In “Management” – Please disclose the year of inception of the fund.

RESPONSE: Agree. Reference to the year 2014 has been added.

●	In “Purchase and Sale of Fund Shares” – delete the parentheses.

RESPONSE: Agree.

●	In “Investment Objective- The Fund’s Principal Investment Strategies” – Please discuss the fund’s policy on 80% investment restriction to large cap and conform to earlier discussion in the Summary section.

RESPONSE: Agree. This disclosure has been conformed.

●	In “Investment Objective and Investment Strategies-- Management of the Fund” chart – please re-word last sentence of the first paragraph regarding control.

RESPONSE: Agree. The sentence now reads: “Dr. Joel M. Shulman is the chief executive officer of the Advisor.”

●	In “Investment Objective- Management of the Fund” Chart – Please describe Capital Impact Advisors, LLC’s experience as a fund advisor.

RESPONSE: Agree. The Fund will refer to the prior fund here, which was managed by Capital Impact Advisors, LLC.

●	In “Redeeming Shares” – Please note if the fund reserves the right to redeem in kind this must be disclosed.

RESPONSE: The disclosure has been modified to reflect the possibility of redemption in kind.

(SAI)

●	In “Investment Restrictions - paragraph 6 (the 25% concentration paragraph)” “Non-governmental issuers” should be defined in more detail.

RESPONSE: Agree. A parenthetical will be added making clear that governmental securities for this purpose is limited to securities backed or issued by the United States or States.

●	In “Investment Strategy and Risks” Is it really the case that some of these large cap companies will be thinly traded?

RESPONSE: Agree. This disclosure is not relevant and will be deleted.

●	In “Investment Strategy and Risks” In the paragraph discussing covering the sale of a futures contract, the fund must maintain in cash or securities, an amount equal to the notional, not the market value of the futures contract.

RESPONSE: Agree. Consistent with Release No. IC- 10666, we have modified the disclosure to require cover ‘equal to the amount of the contractual obligation to pay in the future.”

●     In “Borrowings” Please delete “Saturday”

RESPONSE: Agree. This has been deleted.

●	In “Board Leadership Structure” If shareholders can nominate a trustee this should be disclosed.

RESPONSE: The Trust will add the following disclosure: “Vacancies in the Board of Trustees may be filled by no less than a majority vote of the Trustees then in office. Shareholders shall have power to vote to elect Trustees and to remove Trustees, provided that a meeting of Shareholders has been called for that purpose.”

●	In “Portfolio Manager” Please delete “none” in the table under Registered and Other Pooled Investment Vehicles.

RESPONSE: Agree.

Respectfully,

/s/ Stowell R. R. Kelner